Exhibit 12

AGL Resources Inc.
Statement Setting Forth Ratio of Earnings to Fixed Charges

Dollars in millions	Nine months ended September 30, 2010	Fiscal 2009	Fiscal 2008	Fiscal 2007	Fiscal 2006	Fiscal 2005
Earnings before income taxes	$283	$384	$369	$368	$364	$332
Add:
Fixed charges (see “B” below)	91	115	127	134	133	119
Less:
Interest capitalized	(5)	(3)	(2)	-	(1)	-
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(10)	(27)	(20)	(30)	(23)	(22)
Adjusted Earnings (A)	$359	$469	$474	$472	$473	$429

Fixed charges
Interest on long-term debt	$81	$98	$96	$97	$99	$95
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness liability	5	10	24	30	27	16
Estimated interest components of rentals	5	7	7	7	7	8
Total fixed charges (B)	$91	$115	$127	$134	$133	$119

Ratio of earnings to fixed charges (A)/(B)	3.95	4.08	3.73	3.52	3.56	3.61